Mail Stop 3561

November 20, 2008

Matthew Harrison
Chief Financial Officer
Hiland Holdings, GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma, 73701

> **Re:** **Hiland Holdings, GP, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 001-33018**
>
> **Hiland Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-51120**

Dear Mr. Harrison:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director